September 10, 2024

Ann Hand
Chief Executive Officer
Super League Enterprise, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

       Re: Super League Enterprise, Inc.
           Registration Statement on Form S-3
           Filed September 5, 2024
           File No. 333-281936
Dear Ann Hand:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology